Exhibit 99.1

CHC Helicopter
Corporation

T 709.570.0700
F 709.570.0506

www.chc.ca

PRESS RELEASE

CHC ANNOUNCES FIRST QUARTER RESULTS

Monday, September 13, 2004, St. John’s, Newfoundland and Labrador, Canada: CHC Helicopter Corporation (the "Company") (TSX: FLY.A and FLY.B; NYSE: FLI) today announced consolidated financial results (unaudited) for the first quarter ended July 31, 2004.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)
	Three Months Ended

	July 31, 2004 (Unaudited)	July 31, 2003 (Unaudited)

Revenue	$232.8	$170.4
Consolidated Segment EBITDA[1]	43.9	28.1
Net earnings from operations[2]	23.7	14.6
Net earnings	22.3	13.7
Cash flow[2]	43.1	36.9
Per share information
Net earnings from operations:[2]
Basic	$1.13	$0.70
Diluted	1.04	0.65
Net earnings:
Basic	$1.07	$0.66
Diluted	0.98	0.61

Highlights

•	First quarter results were the best in the Company’s history.

•	Net earnings from operations for the quarter was $23.7 million, up 62% from last year.

•	Consolidated Segment EBITDA for the quarter increased $15.8 million (56%), from $28.1 million in the first quarter last year due to the inclusion of Schreiner Aviation Group ("Schreiner") and growth throughout the Company’s operations.

•	Revenue for the quarter was $232.8 million, up $62.4 million from the same quarter last year. The inclusion of Schreiner contributed $46.8 million to this revenue increase with an additional $11.8 million attributable to growth in the Company’s International flying segment.

•	Flying activity in the Company’s International flying segment increased by 1,409 hours (13%) compared to last year.

•	During the quarter the Company began the reorganization of its management structure and operations with a view to strengthening the Company and securing its leadership position well into the future.

1 See "Review of Segment Revenue and Segment EBITDA" in Management’s Discussion and Analysis.
2 See definitions under "Non-GAAP Financial Measures" in Management’s Discussion and Analysis.

Investor Conference Call

The Company’s 1st quarter conference call and webcast will take place Tuesday, September 14, 2004 at 10:30 a.m. EDT. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4853 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode "21093153#". The replay will be available until September 17, 2004.

The financial results and a webcast of the conference call will be available through the Company’s website at http://www.chc.ca and through Canada NewsWire at: http://www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Rick Davis, Vice-President
& Chief Financial Officer	Financial Reporting
709-570-0567	709-570-0772

Chris Flanagan
Director of Communications
709-570-0749

If you wish to be removed or included on the Company's distribution list, please call 709-570-0749 or email communications@stjohns.chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s annual information form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three months ended July 31, 2004
Dated September 13, 2004

This management’s discussion and analysis ("MD&A") may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the "Company") with the United States Securities and Exchange Commission and in the Company’s annual information form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements and MD&A for the year ended April 30, 2004 and related notes thereto, as set forth in the Company’s Annual Report (the "2004 Annual Filings").

All information reflected herein is expressed in Canadian dollars and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 17 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s annual information form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

Overview

Revenue increased by $62.4 million quarter over quarter, including the favourable impact of foreign exchange of $6.0 million. Schreiner contributed $46.8 million of the revenue growth, with the remaining growth due primarily to increased flying activity in the Company’s International flying segment. Consolidated Segment EBITDA increased $15.8 million quarter over quarter including the favourable impact of foreign exchange of $1.4 million due primarily to the inclusion of Schreiner and solid growth in the International flying and Astec repair and overhaul segments.

Net earnings from operations for the quarter were $23.7 million ($1.04 per share, diluted) on revenue of $232.8 million as compared to net earnings from operations of $14.6 million ($0.65 per share, diluted) on revenue of $170.4 million last year. The primary factors impacting net earnings from operations for the year include (i) an increase in Consolidated Segment EBITDA of $15.8 and (ii) a $1.7 million increase in equity in earnings of associated companies, partially offset by (iii) a $2.6 million increase in amortization expense, (iv) a $2.4 million increase in financing charges and (v) a $3.4 million increase in income tax expense.

Net earnings during the quarter were $22.3 million ($0.98 per share, diluted) compared to net earnings of $13.7 million ($0.61 per share, diluted) in the same quarter last year, an increase of 63%. In addition to the above noted change in net earnings from operations, this quarter’s results include after-tax restructuring and debt settlement costs of $1.4 million while last year’s quarter included $0.9 million of after-tax restructuring costs.

Organizational Restructuring

Over the past few months, the Company has performed a thorough examination of its operations and organizational structure, with a view to strengthening and standardizing the Company’s operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada. In addition, all current operations will be consolidated into three new operating divisions as follows:

CHC Global Support, to be led by Neil Calvert, former Managing Director of CHC Europe, will be responsible for fleet management, repair and overhaul and procurement for the entire CHC group from our Vancouver headquarters. Also, to leverage the competitive advantage and success of our European Repair and Overhaul business, Astec Helicopter Services will now report to CHC Global Support. With this new structure the Company anticipates tremendous opportunity to expand its Repair and Overhaul and Logistics Service around the world.

CHC Global Operations, to be led by Christine Baird, former President of CHC’s International Division, will be responsible for all helicopter operations outside of Europe. The world’s multinational oil and gas customers are looking for one standard of service, and by consolidating its global operations under one management group in Vancouver, CHC is clearly leading the way.

CHC Europe, to be led by Ian MacBeath, former President of CHC’s Australian Division, will be responsible for CHC’s European operations. CHC Europe has recently completed a similar reorganization and is now experiencing the benefits of the restructuring.

The Company expects that this reorganization will not only improve operations, but will also generate substantial cost savings. The magnitude of these cost savings will be disclosed as the new structure is implemented. In order to implement the reorganization and achieve these cost savings, the Company will incur certain costs. These costs are not yet determinable, however are potentially significant. Any costs incurred are expected to be recovered in the short term.

It is estimated that costs associated with general organization restructure planning and the relocation of the Company’s head office to Vancouver, Canada, which includes severance, termination, relocation, consulting and other costs will approximate $5.0 million and will be mostly incurred within the current fiscal year.

Revenue

Total revenue for the quarter was $232.8 million compared to $170.4 million for the same period last year. The change was due primarily to the following factors:

•	Net favourable foreign exchange of $6.0 million. For a discussion on the nature of this foreign exchange and management’s approach to managing foreign currency exposures, refer to the "Foreign currency" section in this MD&A

•	Revenue earned during the quarter by recently acquired Schreiner of $46.8 million, with flying activity of 7,608 hours,

•	An increase quarter over quarter (excluding the impact of unfavourable foreign exchange of $0.1 million) in revenue in the Company’s International flying segment of $11.9 million due to new contracts and increased flying activity on existing contracts. Quarter over quarter flying hours increased by 13% or 1,409 hours, and

•	A decrease quarter over quarter (excluding the impact of favourable foreign exchange of $5.8 million) in revenue in the Company’s European flying segment of $2.2 million. Quarter over quarter flying hours decreased by 5% or 1,136 hours.

Quarterly Information

The table below provides information on revenue by segment and in total for each of the eight most recent quarters:

Quarterly Revenue by Segment
(in millions of Canadian dollars)
(Unaudited)

Period	Europe	International	Schreiner	Total Flying Operations	Astec Repair & Overhaul	Composites	Total

Q2-F2003	124.4	44.5	—	168.9	19.6	1.2	189.7
Q3-F2003	115.2	46.4	—	161.6	15.9	1.5	179.0
Q4-F2003	107.6	48.0	—	155.6	16.6	2.4	174.6
Q1-F2004	112.0	43.6	—	155.6	13.3	1.5	170.4
Q2-F2004	111.5	46.7	—	158.2	14.4	1.4	174.0
Q3-F2004	104.7	49.0	—	153.7	15.3	1.8	170.8
Q4-F2004	109.4	52.5	39.2	201.1	15.1	2.2	218.4
Q1-F2005	115.6	55.4	46.8	217.8	12.9	2.1	232.8

Flying Revenue and Hours

The Company derives its flying revenue from hourly and fixed charges. Approximately 54% (2004 - 59%) of the Company's first quarter flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 46% (2004 - 41%) was generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

Flying Hours by Quarter (Unaudited)

	Flying Hours				Number of Aircraft

Period	Europe	Int’l	Schreiner	Total	Europe	Int’l	Schreiner

Q2-F2003	22,994	10,618	—	33,612	73	87	—
Q3-F2003	20,316	11,189	—	31,505	73	90	—
Q4-F2003	19,430	11,067	—	30,497	71	88	—
Q1-F2004	22,351	11,057	—	33,408	72	90	—
Q2-F2004	21,951	11,926	—	33,877	70	94	—
Q3-F2004	19,806	12,066	—	31,872	72	95	—
Q4-F2004	19,939	12,216	5,701	37,856	72	96	38
Q1-F2005	21,215	12,466	7,608	41,289	71	96	40

The following table provides information on flying revenue mix by segment and in total by aircraft type (including the impact of foreign exchange) for year to date fiscal 2005 and 2004. The mix of aircraft type has changed quarter over quarter, with the percentage of heavy aircraft flying revenue to total flying revenue decreasing by 8.4%, and the percentage of medium and fixed wing aircraft flying revenue increasing by 4.5% and 3.9%, respectively. This flying revenue mix change is primarily due to the inclusion of Schreiner’s financial results in the current quarter.

	Year to Date Flying Revenue Mix (in thousands of Canadian dollars)

	Three Months Ended July 31, 2004 (Unaudited)					Three months Ended July 31, 2003 (Unaudited)

	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total

Europe	$ 89,020	$20,611	$ —	$ —	$109,631	$84,415	$21,276	$ —	$ —	$105,691
International	14,321	35,073	847	1,401	51,642	12,945	26,467	995	1,155	41,562
Schreiner	1,862	11,640	527	7,176	21,205	—	—	—	—	—

Total Flying
Revenue	$105,203	$67,324	$1,374	$8,577	$182,478	$97,360	$47,743	$995	$1,155	$147,253

Total %	57.7%	36.9%	0.7%	4.7%	100%	66.1%	32.4%	0.7%	0.8%	100%

The following table provides information on the hourly and fixed flying revenue by segment (including the impact of foreign exchange) for year to date fiscal 2005 and 2004. Fixed flying revenue as a percentage of total flying revenue has increased from 41% last year to 46% this year.

	Flying Revenue - Hourly vs. Fixed
	Three Months Ended July 31,
	(in thousands of Canadian dollars) (Unaudited)

	Hourly		Fixed		Total

	2005	2004	2005	2004	2005	2004

Europe	$69,034	$72,415	$40,597	$33,276	$109,631	$105,691
International	18,434	13,916	33,208	27,646	51,642	41,562
Schreiner	10,212	—	10,993	—	21,205	—

Total	$97,680	$86,331	$84,798	$60,922	$182,478	$147,253

The following table provides information on segment flying revenue by industry sector (including the impact of foreign exchange) for year to date fiscal 2005 and 2004. During the first quarter the Company derived approximately 86% of its flying revenue from the oil and gas industry compared to 88% during the same quarter last year. The revenue from this industry is derived from production support, which accounts for the majority of the Company’s oil and gas revenue, and from exploration and development activity.

	Flying Revenue - By Industry Sector
	Three Months Ended July 31,
	(in thousands of Canadian dollars) (Unaudited)
	Europe		International		Schreiner		Total

	2005	2004	2005	2004	2005	2004	2005	2004

Oil & Gas	$100,556	$ 99,256	$38,192	$30,374	$17,394	$—	$156,142	$129,630
EMS/SAR[3]	5,913	5,274	9,818	8,338	527	—	16,258	13,612
Other	3,162	1,161	3,632	2,850	3,284	—	10,078	4,011

Total	$109,631	$105,691	$51,642	$41,562	$21,205	$—	$182,478	$147,253

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company’s largest base. Activity at this base represents approximately 35% of total activity in the Company’s European flying segment. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2001 to fiscal 2005.

Aberdeen Airport - Helicopter Passengers
Year Ended April 30,

	2005	2004	2003	2002	2001

Q1	102,228	101,757	116,102	121,868	103,874
Q2		95,227	112,449	123,012	114,376
Q3		87,588	92,918	114,606	104,381
Q4		89,975	92,686	108,247	101,166

		374,547	414,155	467,733	423,797

Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has increased 0.5% from the same period in fiscal 2004.

 3 EMS/SAR - emergency medical services and search and rescue services

Review of Segment Revenue and Segment EBITDA

The Company provides certain financial and related information about its operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of its consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In an effort to achieve this objective, information is provided about segment revenues and Segment EBITDA because these financial measures are used by the Company’s key decision makers in making operating decisions and assessing performance. Consolidated segment revenue excludes inter-segment revenues and is therefore identical to reported revenues. Consolidated Segment EBITDA is the sum of Segment EBITDA from each of the segments, including the "corporate and other" segment, and therefore includes all operating expenses allocated to segments. For additional information about segment revenues and Segment EBITDA, including a reconciliation of these measures to the consolidated financial statements, see Note 7 to the unaudited consolidated interim financial statements to which this MD&A relates.

The Company includes six reporting segments in its financial statements: European flying, international flying, Schreiner, Astec repair and overhaul, composites manufacturing and corporate and other. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized, and segments used by management to evaluate the business.

Europe

Revenue from the Company’s European flying segment for the first quarter of this fiscal year was $115.6 million, up $3.6 million from revenue of $112.0 million for the same quarter last year. This $3.6 million increase was comprised of favourable foreign exchange of $5.8 million and an increase in other ancillary revenue of $0.7 million offset by a decrease in flying and training revenue of $1.7 million and $1.2 million respectively. The decrease in flying revenue was due to a decrease in flying activity of 1,136 hours partially offset by a higher proportion of fixed flying revenue this quarter.

Segment EBITDA from the European flying segment was $21.9 million for the first quarter of this fiscal year, up $2.5 million from Segment EBITDA of $19.4 million for the same quarter last year. This $2.5 million improvement was due to an increase in Segment EBITDA of $0.3 million and favourable foreign exchange of $2.2 million. Factors contributing to the $0.3 million increase in Segment EBITDA include (i) lower maintenance expense of $2.3 million in part due to efficiency, decreased flying activity and certain non-recurring credits in the current quarter, (ii) a decrease in net lease expense of $1.6 million due to improved fleet management and the requirement in the first quarter last year of leasing aircraft under short-term wet lease arrangements in order to meet customer demand during the Company’s pilot’s dispute, offset partially by (iii) the inclusion in the first quarter of last year of a $3.5 million successful cost recovery claim.

During the quarter, activity in the UK was consistent with the first quarter last year. Margins in the UK improved, primarily due to the cost cutting efforts of the past year. In Norway, however, flying hours were unexpectedly lower than last year as some custumer activity was deferred. Consequently, the Company retained excess capacity in Norway to fly hours that did not materialize, negatively affecting margins. Margins in Norway are expected to increase when new aircraft are introduced later in this fiscal year. Overall in Europe, margins increased, despite the net one-time cost reductions in the first quarter of last year.

Effective September 1, 2004 a lockout of oil rig workers on certain Norwegian mobile oil rigs began. As the Company’s contracts are mostly with fixed installation rigs the impact on the Company’s financial results is not expected to be significant. Certain rigs served by the Company that have been affected include Polar Pioneer, Transocean Leader and Transocean Searcher.

Subsequent to the quarter end, the Company was awarded two contract renewals in the North Sea with a combined value of approximately $14.5 million per annum. PGS Production AS awarded the Company a two-year contract renewal, plus two one-year options, for the provision of offshore crew change helicopter services utilizing the Company’s fleet of Super Puma aircraft based in Stavanger, Norway. In addition, Kerr-McGee awarded the Company a one-year contract renewal, plus two one-year options, for the provision of one dedicated Super Puma MkII aircraft based in Aberdeen, Scotland.

International

Revenue from the Company’s International flying segment was $55.4 million for the first quarter of this fiscal year compared to $43.6 million for the first quarter last year. The $11.8 million increase quarter over quarter was due to (i) flying revenue growth of approximately $8.0 million attributable to oil and gas customers, (ii) an increase in EMS/SAR flying revenue of approximately $1.0 million, (iii) an increase in other flying revenue of approximately $1.1 million, and (iv) an increase in other ancillary revenue of $1.8 million, offset by (v) unfavourable foreign exchange of $0.1 million.

Quarter over quarter flying activity from oil and gas customers increased by 1,276 hours, flying activity from EMS/SAR customers decreased by 87 hours and activity from other customers increased by 220 hours. Increased activity from other customers was primarily due to increased diamond offshore mining activity and work for the United Nations. EMS/SAR flying revenue increased while flying activity decreased due to the percentage of fixed flying revenue to total flying revenue increasing quarter over quarter from 75.7% to 77.6%.

The net growth of $10.1 million in total flying revenue, excluding the impact of foreign exchange, was driven largely by (i) $1.8 million in revenue from new contracts in Africa, (ii) $8.9 million in revenue from new contracts for customers in Haiti, Malaysia, the Republic of Georgia, India, the Philippines and Australia, and (iii) $2.8 million in revenue growth from existing customers, partially offset by (iv) the impact of the expiry of contracts with customers in Venezuela and Australia of $3.4 million.

Segment EBITDA for the quarter was $9.0 million, up $2.6 million from Segment EBITDA of $6.4 million for the first quarter last year. This increase was due to a $3.2 million increase in Segment EBITDA offset by unfavourable foreign exchange of $0.6 million. The $3.2 million increase in Segment EBITDA was driven primarily by (i) increased revenue over the first quarter last year, (ii) reduced maintenance expense due to a non-recurring adjustment of $0.6 million in the current period and (iii) the absence of one time costs incurred in the first quarter of last year. The Segment EBITDA percentage at 16.2% for the first quarter was higher than the 14.3% reported in the fourth quarter last year due primarily to the non-recurring adjustment noted above and increased activity levels.

During the quarter the Company was awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million. Under the terms of the contract, the Company is leasing the advanced Super Puma MkII to Sonair, the aeronautical subsidiary of the Angolan national oil company, Sonangol. The helicopter will be based at Luanda, Angola.

Schreiner

The Company acquired Schreiner on February 16, 2004 and, as appropriate, the results of Schreiner are included in the Company’s statement of earnings and financial position subsequent to that date.

Revenue from Schreiner during the quarter ended July 31, 2004 was $46.8 million while Segment EBITDA earned during the same period was $7.8 million. The $46.8 million in earned revenue was comprised of (i) $21.2 million in flying revenue of which $17.4 million and $3.8 million related to oil and gas and other customers respectively, (ii) $2.6 million of fixed wing maintenance revenue, (iii) $11.8 million in aircraft parts sales, (iv) $4.1 million associated with the provision of administrative and personnel support to Aerocontractors Company of Nigeria Ltd., in which Schreiner has a 40% equity investment, and (v) $7.1 million in other revenue.

Astec Repair and Overhaul

* EBITDA % is calculated on total revenue

Total revenue from the Company’s Astec repair and overhaul segment was $48.3 million for the first quarter this year, up $5.3 million from $43.0 million for the first quarter last year. Third party revenue from this segment was $12.9 million for the current quarter, down slightly by $0.4 million compared to $13.3 million for the same period last year. This $0.4 million decrease in third party revenue was driven by (i) a decrease in revenue from heavy maintenance projects of $2.1 million, and (ii) a net decrease in revenue from "power-by-the-hour" ("PBTH") component overhauls of approximately $0.5 million, offset partially by (iii) favourable foreign exchange of $0.3 million, (iv) revenue growth of $1.0 million from the acquisition of Whirly Bird Services Limited ("WBS"), and (v) an increase in parts sales of $0.9 million.

Segment EBITDA for first quarter was $10.3 million, up $2.1 million from $8.2 million for the same period last year. This $2.1 million increase was due to Segment EBITDA growth of $2.3 million offset by unfavourable foreign exchange of $0.2 million. Factors contributing to the $2.3 million Segment EBITDA growth include: (i) $0.3 million due to the acquisition of WBS, (ii) $2.4 million due primarily to increased inter-company component overhauls and supporting maintenance, and (iii) an increase in customer flying of $0.8 million, offset partially by (iv) a decrease in heavy maintenance and PBTH component overhauls which negatively impacted Segment EBITDA by $1.2 million.

In August 2004, the Company acquired all outstanding shares of Multifabs Survival Ltd. ("Multifabs"), an Aberdeen-based company specializing in the production of cold-water survival suits for military forces, emergency services and offshore oil and gas transportation companies around the world. The Company acquired Multifabs for a cash payment of $17.0 million, including all outstanding debt. This acquisition will enhance the Company’s ability to deliver the most comprehensive, cost-effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors.

Multifab complements the existing third-party marine, military and aviation safety equipment business of Astec adding an estimated $15.0 million in annual revenue.

Composites

Revenue from the Company’s composites manufacturing segment was $2.1 million for the three months ended July 31, 2004, up $0.6 million from the same period last year of $1.5 million. This increase is due to increased deliveries for a contract with Aero Vodochody for the manufacture of S76 components.

Segment EBITDA for the current quarter was a loss of $0.6 million, in line with the loss of $0.7 million in the same period last year.

The Company is still exploring strategic alternatives for Composites and has entered into a Memorandum of Understanding for the sale of the business with a potential buyer which is subject to due diligence and government approval.

Corporate and Other

The Corporate and other segment recorded first quarter costs of $4.5 million compared to $5.2 million in the same quarter last year. Factors affecting the $0.7 million decrease in costs include (i) the $0.5 million favourable impact of various miscellaneous cost reductions, each of which were individually insignificant, (ii) a $0.3 million decrease in external lease costs, (iii) a $0.6 million favourable impact related to consolidated eliminations offset partially by (iv) a $0.7 million increase in compensation and travel costs.

Amortization

Amortization for the first quarter of fiscal 2005 was $8.3 million compared to $5.7 million in the same quarter last year. Included in this increase was (i) $2.3 million in amortization related to Schreiner (ii) amortization of capitalized information system costs, and (iii) an increase in amortization of helicopter major inspections, offset partially by (iv) a decrease in amortization related to certain aircraft airframes due to a change in their estimated useful lives and residual values.

Financing Charges

Financing charges for the quarter ended July 31, 2004, increased by $2.4 million as compared to the same quarter last year. This increase was due primarily to the inclusion in the first quarter last year of a $2.3 million foreign exchange gain on the maturity of a foreign currency agreement. Interest on debt obligations increased by $0.5 million quarter over quarter due to higher debt levels in connection with the acquisition of Schreiner in late fiscal 2004 while foreign exchange losses on debt repayments decreased by $0.6 million. See Note 9 to the unaudited consolidated interim financial statements for a breakdown of financing charges.

The blended average interest rate on the Company’s variable-rate senior credit facilities and senior subordinated notes for the current quarter was approximately 6.2% compared to 8.4% in the same period last year. The decrease is due to lower variable rates on the Company’s senior credit facilities and a lower interest rate on the Company’s refinanced senior subordinated notes.

Equity in earnings of associated companies

Equity in earnings of associated companies for the quarter ended July 31, 2004 was $3.1 million compared to $1.3 million for the same period last year. The increase of $1.8 million quarter over quarter is due to (i) the inclusion in the current quarter of $1.3 million associated with Schreiner’s equity accounted long-term investments and (ii) a $0.5 million increase in the equity in earnings of 42.75% owned Canadian Helicopters Limited.

Income Taxes

Total income tax provision recorded during the quarter was $6.0 million compared to $2.9 million recorded in the same quarter last year. During the quarter, the Company recorded an income tax recovery of $0.8 million on restructuring costs related to general organization restructure planning and relocation of the Company’s head office to Vancouver, Canada and debt settlement costs associated with the redemption of the remainder of its 11¾% senior subordinated notes and 8% subordinated debentures. During the same quarter last year the Company recorded an income tax recovery of $0.4 million related to restructuring costs associated with the consolidation of its European operations and other related activities. The income tax provision included in net earnings from operations was $6.7 million for the quarter compared to $3.3 million for the same quarter last year.

The effective income tax rate on net earnings from operations for the three months ended July 31, 2004 was 22.1% compared to 18.4% for the same period last year. The increase in the effective income tax rate was due primarily to increased earnings in jurisdictions with higher tax rates.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations for the first quarter of fiscal 2005 was $28.6 million, up $33.6 million from the first quarter of fiscal 2004. This increase was comprised of a $6.2 million increase in cash flow and a favourable change in non-cash working capital of $27.4 million.

The primary reason for the $6.2 million increase in cash flow was the Company’s February 16, 2004 acquisition of Schreiner. In the first quarter of fiscal 2005 Schreiner generated cash flow of $6.1 million.

Non-cash working capital increased by $14.5 million in the first quarter of fiscal 2005. Schreiner accounted for $3.1 million of this increase. The remaining increase was due primarily to an increase in receivables. The increase in receivables was spread throughout the Company’s operating units and was caused by the relative timing of invoicing and cash receipts. The Company is focused on improving accounts receivable collections.

Financing Activities

The Company’s total net debt increased by $30.5 million during the first quarter of fiscal 2005 as follows:

Change in Total Net Debt Position During Q1 (in millions of Canadian dollars) (Unaudited)

Opening balance, May 1, 2004 (1)	$446.9
Net increase in debt (2)	16.2
Decrease in cash and cash equivalents (3)	29.2
Foreign exchange (4)	(14.9)

Ending balance July 31, 2004 (5)	$477.4

(1)	Comprised of total debt of $514.0 million less cash and cash equivalents of $67.1 million.
(2)	Comprised of proceeds of $36.4 million less repayments of $20.2 million. Proceeds represent net drawdowns on the Company’s senior credit facilities and were used primarily to fund capital asset additions. Repayments were composed of (i) $10.4 million used to retire the Company’s 8% subordinated debentures and (ii) $9.8 million (excluding foreign exchange) used to retire the remaining balance of the Company’s 11.75% senior subordinated notes. Repayments were funded from cash flow.
(3)	For details, see the Company’s consolidated statement of cash flows for the three months ended July 31, 2004.
(4)	The favourable foreign exchange on debt was attributable primarily to the Company’s U.S. dollar and euro denominated debt as a result of the weakening of these currencies against the Canadian dollar during the first quarter of fiscal 2005.
(5)	Comprised of total debt of $514.9 million less cash of $37.5 million.

The Company’s debt balance reflects the full acquisition price of Schreiner in the fourth quarter of fiscal 2004, but the statement of earnings only reflects Schreiner contribution since the acquisition date.

During the first quarter of fiscal 2005, the Company paid cash debt settlement costs of $2.1 million to repay existing debt. These costs were composed of realized foreign exchange losses of $1.2 million, and $0.9 million in make-whole premiums and other out-of-pocket costs such as professional fees. The realized foreign exchange losses were charged to the Company’s cumulative translation adjustment account because the related debt had been designated as a hedge of the Company’s net investment in its self-sustaining foreign operations. The remaining cash costs of $0.9 million were charged to debt settlement expenses on the Company’s consolidated statement of earnings for the first quarter of fiscal 2005. Such debt settlement expenses totalled $1.4 million and included the noted cash costs of $0.9 million as well as a $0.5 million write-off of unamortized deferred financing costs on debt that was retired during the quarter.

During the first quarter of fiscal 2005 the Company received $0.7 million from capital stock issued under the Company’s employee share purchase plan and in connection with the exercise of share options.

As at July 31, 2004, the Company had unused capacity under its credit facilities of $45.7 million and cash and cash equivalents of $37.5 million, for a total availability of $83.2 million.

Investing Activities

Additions to property and equipment during the first quarter of fiscal 2005 totalled $86.9 million. This was comprised of (i) $72.3 million for the purchase of six aircraft, (ii) $4.7 million for aircraft modifications, (iii) $4.8 million in connection with buildings and hangars and (iv) $5.1 million primarily for other equipment. The aircraft expenditures of $72.3 million were comprised of the combined aircraft purchase price of $77.4 million reduced by the application of deposits of $5.1 million. The Company also made additional aircraft deposits of $12.5 million during the first quarter of fiscal 2005 to end the quarter with an aircraft deposit balance of $25.2 million.

Capital expenditures for helicopter major components during the first quarter of fiscal 2005 totalled $21.3 million. Included in operating expenses was major component amortization of $19.4 million. The Company also spent $4.0 million on helicopter major inspections in the quarter.

Proceeds from disposals during the quarter totaled $59.9 million and included (i) $57.4 million received from three aircraft sale-leaseback transactions, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter, (iii) $0.6 million received on the sale of a Bell 206 L-1 and Eurocopter BO105 aircrafts, and (iv) $0.2 million received from miscellaneous disposals. These dispositions resulted in a total recognized gain of $1.1 million and deferred gains totaling $3.0 million during the first quarter. The deferred gains were related to the sale-leaseback transactions and are being amortized against lease expense on a straight-line basis over the lease terms. The three aircraft that were sold and leased back under operating leases were acquired during the first quarter of fiscal 2005 for a total cost of $54.4 million.

Risks and uncertainties

Except for the discussion below on the risk to the Company concerning foreign currency, there has been no significant change in the risks and uncertainties to the Company associated with industry exposure, inflation, contract loss, aviation licenses and reinsurance outlined in the MD&A contained in the Company’s 2004 Annual Filings.

Foreign currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros, the reporting currencies of the Company’s principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of the subsidiaries, primarily U.S. dollars and euros. Foreign exchange impact on revenue and Consolidated Segment EBITDA, therefore, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries.

The translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars resulted in foreign exchange that increased revenue by $8.9 million for the three months ended July 31, 2004. This favourable foreign exchange was a result of the strengthening of the pound sterling, Norwegian kroner, Australian dollar and South African rand somewhat offset by the weakening of the U.S. dollar. The impact on revenue due to the translation of U.S. dollar, Danish kroner and euro denominated transactions into the reporting currencies of the Company’s subsidiaries was unfavourable by $2.9 million for the quarter. The net favourable foreign exchange impact on revenue was $6.0 million for the three months ended July 31, 2004.

For the current quarter, foreign exchange upon translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars favourably impacted Consolidated Segment EBITDA by $1.6 million. This was partially offset by unfavourable foreign exchange of $0.2 million attributable to the translation of foreign denominated transactions into the reporting currencies of the subsidiaries. The net favourable foreign exchange impact on Consolidated Segment EBITDA for the three months ended July 31, 2004 was therefore $1.4 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant.

The Company’s overall approach to managing foreign currency exposure includes identifying and quantifying its exposure and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule 1 Canadian chartered banks or other financial instruments with an "A" credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, the Company has denominated, either directly or via currency swaps, a significant portion of its long-term debt in U.S. dollars, pound sterling, euros and Norwegian kroner.

As at July 31, 2004, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Unaudited)

	Debt in Original Currency	Canadian Equivalent
Currency	(000’s)	(000’s)

Euro	€68,828	$110,084
Pound sterling	£12,558	30,373
U.S. dollar	$255,080	339,052
Canadian dollar	$35,424	35,424
Cash (various currencies)		(37,552)

Total Net Debt		$477,381

Of the U.S. $255.1 million of debt at July 31, 2004, U.S. $93.5 million, U.S. $29.7 million and U.S. $26.8 million were converted to £55.0 million, €25.0 million and nok 186.3 million through the use of currency swaps as noted above.

	Year to Date Average Foreign Exchange Rates (Unaudited)

	July 31, 2004	July 31, 2003

USD - CAD	1.3523	1.3720
NOK - CAD	0.1973	0.1953
GBP - CAD	2.4619	2.2431
Euro - CAD	1.6421	1.5826

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plan. The Company does not enter into derivative transactions for speculative or trading purposes.

As at July 31, 2004, the Company continued its designation of its U.S. $250.0 million 7?% senior subordinated notes and related currency swaps as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., The Netherlands and Norway. The Company also has designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and The Netherlands, respectively. As a result of the above effective hedging relationships, revaluation gains and losses on debt, the net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

During the current quarter the Company entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated cash flows for certain of its operations.

Fleet

At July 31, 2004 the Company’s fleet consisted of 141 owned aircraft and 66 aircraft under operating leases. Eighty-four of these aircraft are employed in Europe (primarily in the North Sea) with the other 123 employed in other international markets. In addition, 296 aircraft are employed in the Company’s 42.75% owned Canadian onshore helicopter operations, Canadian Helicopters Limited, the Company’s 40% owned helicopter operations, Aero Contractors of Nigeria, and the Company’s 37.8% owned investment in Inaer, the largest onshore and offshore helicopter operator in Spain, for a combined total of 503 aircraft.

The following table outlines the changes in the Company’s fleet during the first quarter of fiscal 2005:

Fleet Summary (Unaudited)

	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Leased

Fleet at May 1, 2004	74	106	12	14	206	141	65

Increases (decreases) during the period:

Purchase of previously leased Super Puma AS332 MII						1	(1)
Super Puma AS332 MIIs acquired under purchase sale-
lease back arrangements	2				2		2
Purchase of Lear Jet				1	1	1
Purchase of Eurocopter 365N2		1			1	1
Lease of Bell 412HP		1			1		1
Sale of Bell 206L-1			(1)		(1)	(1)
Total loss due to accident - Bell 212		(1)			(1)	(1)
Return of leased Bell 212		(1)			(1)		(1)
Sale of Eurocopter BO 105			(1)		(1)	(1)

Fleet at July 31, 2004	76	106	10	15	207	141	66

In addition to the above transactions, a Super Puma aircraft that had operated under an operating lease was purchased then immediately sold to and leased back from a different lessor.

During the quarter, the Company made aircraft operating lease payments of $13.4 million compared to $10.2 million in the same period last year. As at July 31, 2004, there were twenty additional leased aircraft compared to the same period last year, seven of which related to the acquisition of Schreiner. The increase in lease payments of $3.2 million therefore is due primarily to an increase in the number of leased aircraft.

The Company has entered into operating leases with third-party lessors in respect of 66 aircraft included in the Company’s fleet at July 31, 2004. Sixty-two of these leases are long-term with expiry dates ranging from 2005 to 2012. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

At July 31, 2004 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011. See Note 5 to the unaudited consolidated interim financial statements to which this MD&A relates.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $211.3 million as at July 31, 2004. The Company has provided junior loans and advance rentals in connection with operating leases with these VIEs. The Company’s maximum exposure of loss related to junior loans as a result of its involvement with the VIEs is $9.9 million as at July 31, 2004.

The future minimum lease payments required under aircraft operating leases are as follows (unaudited - based on July 31, 2004 interest rates and exchange rates):

2005	$53.8 million
2006	45.3 million
2007	36.9 million
2008	31.2 million
2009	28.9 million
and thereafter:	45.8 million

Total	$241.9 million

In addition to aircraft leases, the Company has approximately $6.0 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on an independent appraisal as at April 30, 2004, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at July 31, 2004 is U.S. $434.2 million (CDN $577.2 million), exceeding its recorded net book value by approximately CDN $101.6 million (April 30, 2004 - $102.3 million).

As at July 31, 2004 the Company had ordered and made deposits on six new S76C+ helicopters for its International operations for delivery in fiscal 2005. As at July 31, 2004 the Company had also ordered and made deposits for the delivery of four S92 aircraft with orders and deposits made on two additional S92’s subsequent to the quarter end. The Company expects to take delivery of three of these aircraft in fiscal 2005 and the remaining three aircraft in fiscal 2006. The Company has some flexibility built into the delivery schedule of these aircraft in order to match acquisitions with new demand. These aircraft will be deployed in the Company’s European operations. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

As part of a repair and overhaul contract with the German Ministry of Interior the Company will modify and sell five of its own Super Puma L model aircraft from its European operations over the next three years.

Defined Benefit Employee Pension Plans

At July 31, 2004 the Company had a funding deficit of $75.9 million, as described in Note 8 to the unaudited consolidated interim financial statements, related to its defined benefit pension plans that require funding by the Company compared to $67.0 million at April 30, 2004, representing an increase of $8.9 million. The increase in the funding deficit was primarily caused by a lower than expected return on plan assets. In addition, the Company’s annual pension payments to the Norwegian plans are made later in the year which will improve the funding status at that time. Of the $75.9 million funding deficit, $52.4 million, $17.2 million and $6.3 million are related to plans in the U.K., The Netherlands and Norway, respectively. Additionally, the Company had an obligation of $37.1 million at July 31, 2004 related to plans that do not require funding compared to $36.6 million at April 30, 2004.

Defined benefit pension plan expense increased from $6.5 million in the first quarter last year to $6.9 million in the same period this year. The increase of $0.4 million was driven by (i) the inclusion of Schreiner’s results this quarter increasing pension expense by $1.3 million partially offset by (ii) a net decrease of $0.9 million, net of $0.2 million unfavourable foreign exchange, in pension expense related to the Company’s other defined benefit pension plans due primarily to higher expected returns on plan assets as a result of higher asset levels at the start of the year partially offset by an increase in interest cost.

Seasonality

In addition to the impact of seasonality on the Company’s revenue and net earnings as discussed under "Quarterly Information", there are seasonal variations in earnings related to the Company’s 42.75% investment in the onshore operations of Canadian Helicopters Limited and from the Company’s 38% owned investment in onshore and offshore helicopter operations of Inaer.

Share data

The number of issued and outstanding shares as at August 31, 2004 was as follows:

(000’s)

Class A subordinated voting share	18,399
Class B multiple voting shares	2,940
Ordinary shares	11,000

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at August 31, 2004 remained unchanged from July 31, 2004 as described in Note 11 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates are outlined in the MD&A included in the Company’s 2004 Annual Filings.

Change in Accounting Policies

A summary of the Company’s significant accounting policies is presented in Note 1 to the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2004 included in the 2004 Annual Filings. New accounting policies which were adopted in this interim period are described in Note 2 to the Company’s unaudited consolidated financial statements to which this MD&A relates.

Related Party Transactions

The Company has dealings with related parties as outlined in the MD&A included in the Company’s 2004 Annual Filings. Transactions with these related parties are described in Note 14 to the Company’s unaudited consolidated financial statements to which this MD&A relates.

Quarterly Information

The table below provides a summary of the Company’s consolidated revenue, net earnings, total assets, total long-term financial liabilities, cash dividends per share and net earnings per share for each of the eight most recent quarters (unaudited).

Period	Revenue	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share

	(in millions of Canadian dollars)					(basic)	(diluted)

Q2-F2003	$189.7	$18.5	$1,180.6	$613.8	$0.20	$0.89	$0.82
Q3-F2003	179.0	15.5	1,204.5	624.4	—	0.75	0.69
Q4-F2003	174.6	22.7	1,145.6	570.2	—	1.09	1.01
Q1-F2004	170.4	13.7	1,110.2	567.0	—	0.66	0.61
Q2-F2004	174.0	15.5	1,114.4	555.9	—	0.75	0.69
Q3-F2004	170.8	9.0	1,162.0	572.7	0.50	0.45	0.40
Q4-F2004	218.4	25.4	1,514.7	800.8	—	1.22	1.12
Q1-F2005	232.8	22.3	1,520.7	824.0	—	1.07	0.98

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality. The second quarter, which includes a portion of the peak summer period, has historically been the strongest. Typically, the Company’s net earnings also follow this pattern. Net earnings consist of net earnings from operations in addition to asset impairment charges, restructuring and debt settlement costs and certain tax recoveries.

Non-GAAP Financial Measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts, and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to either (i) net income in accordance with Canadian GAAP, as an indicator of operating performance, or (ii) cash flows from operating, investing and financing activities in accordance with Canadian GAAP.

The following table provides a reconciliation of (i) net earnings from operations to Canadian GAAP net earnings, (ii) basic and diluted net earnings from operations per share to Canadian GAAP basic and diluted net earnings per share, (iii) cash flow to Canadian GAAP cash flow from operations and (iv) total net debt to total debt.

Reconciliation of Non-GAAP Financial Measures
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)
	Three Months Ended

	July 31,	July 31,
	2004	2003
	(Unaudited)	(Unaudited)

Revenue	$232,845	$170,424
Operating expenses	188,984	142,325

Earnings before undernoted items (Consolidated Segment EBITDA)	43,861	28,099

Undernoted items:
Amortization	(8,252)	(5,688)
Gain on disposals of assets	1,062	1,092
Financing charges	(9,293)	(6,882)
Equity in earnings of associated companies	3,092	1,330

	(13,391)	(10,148)

Net earnings from operations before income taxes	30,470	17,951
Income taxes provision thereon	(6,734)	(3,311)

Net earnings from operations (1)	23,736	14,640

Restructuring and debt settlement costs (2)(3)	(2,176)	(1,280)
Income tax recovery thereon	783	371

	(1,393)	(909)

Net earnings	$22,343	$13,731
Per share
Basic
Net earnings from operations	$23,736	$14,640
Weighted average number of shares (000’s)	20,952	20,871
Basic net earnings from operations per share (4)	$1.13	$0.70

Diluted
Net earnings from operations	$23,736	$14,640
Effect of dilutive securities	96	119

	$23,832	$14,759
Weighted average number of shares (000’s)	22,920	22,594
Diluted net earnings from operations per share (5)	$1.04	$0.65

Cash Flow (6)
Cash flow from operations	$28,640	$(4,992)
Change in non-cash working capital	14,509	41,890

	$43,149	$36,898

Total net debt (7)
Total debt	$514,933	$514,026
Cash and cash equivalents	(37,552)	(67,093)

	$477,381	$446,933

Definitions of Non-GAAP Financial Measures

(1) Net earnings from operations is defined as net earnings before restructuring and debt settlement costs and taxes thereon.

(2) Restructuring costs are defined as costs incurred to implement a fundamental and material change to the operating and/or management structures of the Company. Restructuring costs may include severance, termination, relocation, consulting and other incremental costs directly associated with the restructuring activities.

(3) Debt settlement costs are defined as costs incurred to retire all, or a portion of, an existing debt facility before its scheduled maturity date. Debt settlement costs may include penalties, premiums, professional fees and other incremental costs directly associated with the debt settlement activities.

(4) Basic net earnings from operations per share is defined as net earnings from operations divided by the weighted average number of shares outstanding for the period.

(5) Diluted net earnings from operations per share is defined as net earnings from operations divided by the diluted weighted average number of shares for the period.

(6) Cash flow is defined as cash flow from operations as prescribed by Canadian GAAP, but excluding the impact of changes in non-cash working capital.

(7) Total net debt is defined as total debt less cash and cash equivalents.

Summary financial data - U.S. Dollars

Certain summary financial data from the July 31, 2004 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at July 31, 2004 of $1.3292 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)

	Three Months Ended	Year Ended

	July31,	April 30,
	2004	2004
	(Unaudited)	(Unaudited)

Revenue	$175.1	$552.0
Consolidated Segment EBITDA[4]	33.0	92.8
Net earnings from operations[5]	17.8	62.2
Net earnings	16.8	47.9
Cash flow[5]	32.5	140.4
Per share information
Net earnings from operations[5]:
Basic	$0.85	$3.01
Diluted	0.78	2.76
Net earnings:
Basic	$0.80	$2.32
Diluted	0.74	2.13

4 See "Review of Segment Revenue and Segment EBITDA" in Management’s Discussion and Analysis.
5 See definition under "Non-GAAP Financial Measures" in Management’s Discussion and Analysis.

CHC HELICOPTER CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of Canadian dollars)
Incorporated under the laws of Canada
	As at

	July 31,	April 30,
	2004	2004

Assets
Current assets
Cash and cash equivalents	$37,552	$67,093
Receivables	210,301	193,728
Future income tax assets	18,955	18,955
Inventory (Note 4)	208,101	215,147
Prepaid expenses	13,274	12,123

	488,183	507,046

Property and equipment, net (Notes 3 and 4)	745,714	733,034
Investments	57,739	49,728
Other assets (Note 8)	186,466	177,557
Future income tax assets	42,644	47,358

	$1,520,746	$1,514,723

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$192,601	$193,185
Deferred revenue	7,977	7,219
Dividends payable	2,531	5,194
Income taxes payable	7,930	6,328
Future income tax liabilities	2,147	2,212
Current portion of debt obligations	19,781	38,046

	232,967	252,184

Long-term debt	162,852	133,305
Senior subordinated notes	332,300	342,675
Other liabilities (Note 8)	151,641	143,951
Future income tax liabilities	177,229	180,896
Shareholders’ equity	463,757	461,712

	$1,520,746	$1,514,723

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)
	Three Months Ended

	July 31,	July 31,
	2004	2003

Revenue	$232,845	$170,424
Operating expenses	188,984	142,325

Earnings before undernoted items	43,861	28,099
Amortization	(8,252)	(5,688)
Gain on disposals of assets	1,062	1,092
Financing charges (Note 9)	(9,293)	(6,882)
Equity in earnings of associated companies	3,092	1,330
Restructuring and debt settlement costs (Note 10)	(2,176)	(1,280)

Earnings before income taxes	28,294	16,671
Income tax provision	(5,951)	(2,940)

Net earnings	$22,343	$13,731

Earnings per share (Note 12)
Basic	$1.07	$0.66
Diluted	$0.98	$0.61

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)
	Three Months Ended

		July 31,		July 31,
		2004		2003

Retained earnings, beginning of period		$229,866		$177,862
Net earnings		22,343		13,731

Retained earnings, end of period		252,209		191,593
Capital stock (Note 11)		239,161		237,024
Contributed surplus		3,291		3,432
Foreign currency translation adjustment		(30,904)		(21,213)

Total shareholders’ equity		$463,757		$410,836

Dividends declared per participating voting share	$	NIL	$	NIL

See accompanying notes

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of Canadian dollars)
	Three Months Ended

	July 31,	July 31,
	2004	2003

Operating activities
Net earnings	$22,343	$13,731
Non-operating items and items not involving cash:
Amortization expense	8,252	5,688
Amortization of major components recorded as operating expense (Note 4)	19,383	19,036
Gain on disposals of assets	(1,062)	(1,092)
Equity in earnings of associated companies	(3,092)	(1,330)
Future income taxes	1,672	1,026
Non-cash financing charges	842	995
Debt settlement costs	1,360	—
Defined benefit pension plans	4,452	4,554
Deferred revenue	(1,049)	(1,538)
Advance aircraft rental payments	(8,038)	(4,765)
Pre-operating costs	(433)	(513)
Other	(1,481)	1,106

	43,149	36,898
Change in non-cash working capital	(14,509)	(41,890)

Cash flow from operations	28,640	(4,992)

Financing activities
Long-term debt proceeds	36,458	3,202
Long-term debt repayments	(20,227)	(1,060)
Debt settlement	(2,083)	—
Deferred financing costs	(176)	—
Dividends paid	(2,663)	—
Capital stock issued	733	61

	12,042	2,203

Investing activities
Additions to property and equipment	(86,865)	(20,939)
Helicopter major inspections	(4,028)	(2,723)
Helicopter components (Note 4)	(21,300)	(13,688)
Proceeds from disposal	59,935	2,098
Aircraft deposits	(12,497)	1,508
Long-term receivables repaid (advanced)	1,068	(61)
Other	(6,270)	3,458

	(69,957)	(30,347)

Effect of exchange rate changes on cash and cash equivalents	(266)	(985)

Change in cash and cash equivalents during the period	(29,541)	(34,121)
Cash and cash equivalents, beginning of period	67,093	58,104

Cash and cash equivalents, end of period	$37,552	$23,983

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.    Basis of presentation

The unaudited consolidated interim financial statements ("the Statements") include the accounts of CHC Helicopter Corporation and its direct and indirectly controlled subsidiaries (collectively, the "Company"). These Statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 17. Not all disclosures required by Canadian GAAP and U.S. GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the Company’s annual audited consolidated financial statements. In the opinion of management, any adjustments considered necessary for a fair presentation have been included. The Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the fiscal year ended April 30, 2004, except as disclosed in Note 2 with respect to hedging relationships and derivatives.

2.    Change in accounting policies

Hedging relationships and derivatives

Effective May 1, 2004, the Company prospectively adopted the new Canadian Accounting Guideline, AcG-13, with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 ("EIC-128"). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings.

As at May 1, 2004, upon application of AcG-13 and EIC-128, the Company determined that a percentage of the equity forward price agreement is not an effective hedge and as such has been recognized at fair value with changes in that fair value recognized in earnings immediately rather than upon settlement. The impact on operating expenses during the three month period ended July 31, 2004 was favourable by $0.9 million. The Company has not adopted AcG-13 or EIC-128 retroactively.

3.    Change in accounting estimates

Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of aircraft cost attributable to certain airframes has been decreased from 30% to 25% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005 resulting in a decrease in amortization for the three months ended July 31, 2004 of $0.8 million.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.    Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. The most significant changes include:

(i)	The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s repair and overhaul segment that are intended to be used and capitalized with respect to future inter-company major repair and overhaul work; and

(ii)	The reclassification in the consolidated statement of cash flows for the three months ended July 31, 2003 of the $19.0 million non cash impact of the amortization of major components recorded as operating expense from ‘helicopter components’ in investing activities to items not involving cash in operating activities.

5.    Variable interest entities

At July 31, 2004 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities ("VIEs") under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011.

At April 30, 2003 U.S. GAAP (per FASB Interpretation No. 46 ("FIN 46")), was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004. Canadian guidance on this issue (AcG-15) is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

As at July 31, 2004, under FIN 46 and the revisions under FIN 46-R, the Company has concluded it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46 and FIN 46-R has not had any impact on the Company’s consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $211.3 million as at July 31, 2004. The Company has provided junior loans and advance rentals in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans as a result of its involvement with the VIEs is $9.9 million as at July 31, 2004.

6.    Cash flow information

Cash interest paid during the quarter was $2.5 million (2004 - $9.7 million) while cash taxes paid was $2.7 million (2004 - $1.4 million).

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.    Segment information

The Company’s operations are segregated into six reportable segments. The segments are European flying operations, international flying operations, Schreiner, Astec repair and overhaul operations, composites manufacturing and corporate and other.

	Three Months Ended July 31, 2004

				Astec
				repair
	European	Int’l		and		Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	Composites[6]	and other[7]	Total

Total revenue	$121,891	$59,407	$46,827	$48,340	$2,064	$5,008	$283,537
Less: Inter-segment revenues	(6,286)	(3,961)	-	(35,437)	-	(5,008)	(50,692)

Revenue from external customers	115,605	55,446	46,827	12,903	2,064	-	232,845
Operating expenses	93,684	46,443	39,054	2,627	2,646	4,530	188,984

Segment EBITDA[1]	$21,921	$9,003	$7,773	$10,276	$(582)	$(4,530)	43,861

Amortization							(8,252)
Gain on disposals of assets							1,062
Financing charges							(9,293)
Equity in earnings of associated companies							3,092
Restructuring and debt settlement costs							(2,176)

Earnings before income taxes							28,294
Income tax provision							(5,951)

Net earnings							$22,343

Notes:
1.	Segment EBITDA is defined as segment earnings before amortization, gain (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, restructuring and debt settlement costs, and income taxes.
2.	Europe - includes flying operations in the U.K., Norway, Ireland and Denmark.
3.	International - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
4.	Schreiner - includes flying operations primarily in The Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales and fixed wing repair and overhaul.
5.	Astec repair and overhaul - includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland and survival suit and safety equipment production businesses.
6.	Composites - includes composite and metal aviation component manufacturing operations in Canada.
7.	Corporate and other - includes corporate head office activities and applicable consolidation eliminations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.    Segment information (cont’d)

	Three Months Ended July 31, 2003

			Astec
	European	Int’l	repair and		Corporate
	flying	flying	overhaul	Composites	and other	Total

Total revenue	$115,377	$46,281	$42,960	$1,488	$3,151	$209,257
Less: Inter-segment revenues	(3,378)	(2,664)	(29,640)	—	(3,151)	(38,833)

Revenue from external customers	111,999	43,617	13,320	1,488	—	170,424
Operating expenses	92,577	37,225	5,129	2,217	5,177	142,325

Segment EBITDA	$19,422	$6,392	$8,191	$(729)	$(5,177)	28,099

Amortization						(5,688)
Gain on disposals of assets						1,092
Financing charges						(6,882)
Equity in earnings of associated companies						1,330
Restructuring costs						(1,280)

Earnings before income taxes						16,671
Income tax provision						(2,940)

Net earnings						$13,731

8.    Employee pension plans

The Company maintains either defined benefit or defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company’s defined benefit pension plans as at July 31, 2004 as compared to April 30, 2004 is as follows:

	As at

	July 31,	April 30,
	2004	2004

Benefit obligations	$537,749	$543,906

Fair value of plan assets	$424,716	$440,222

Funded status
Defined benefit plans - funded (1)	$(75,923)	$(67,045)
Defined benefit plans - unfunded (2)	(37,110)	(36,639)

Total	(113,033)	(103,684)
Unrecognized net actuarial and experience losses, prior service costs and transition amounts	156,006	152,826
Pension guarantee deposits	2,562	2,696

Net asset recognized on the balance sheet	$45,535	$51,838

(1)	Funded plans require contributions to be made by the Company.
(2)	Unfunded plans do not require contributions from the Company.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.    Employee pension plans (cont’d)

Of the net asset recognized on the balance sheet at July 31, 2004, $84.5 million (April 30, 2004 - $90.1 million) related to the funded plans is recorded in other assets and $39.0 million (April 30, 2004 - $38.3 million) related to certain funded and the unfunded plans is recorded as an accrued pension obligation in other liabilities.

The Company’s net defined pension plan expense for the three months ended July 31 is as follows:

	Three Months Ended

	July 31,	July 31,
	2004	2003

Current service cost	$5,156	$3,798
Interest cost	7,622	5,914
Expected return on plan assets	(7,379)	(5,272)
Amortization of net actuarial and experience losses	2,083	2,426
Amortization of prior service costs	153	153
Amortization of transition amounts	123	100
Participant contributions	(901)	(667)

Net defined benefit pension plan expense	$6,857	$6,452

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2005 as required by funding regulations and law is $29.5 million. While the asset mix varies in each plan, overall the asset mix at July 31, 2004 was 42.0% equities, 33.0% fixed income and 25.0% money market.

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense year-to-date July 31 are as follows:

	Three Months Ended

	July 31, 2004	July 31, 2003

Discount rate	5.58%	5.90%
Expected long-term rate of return on plan assets	6.63%	6.92%

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.    Financing Charges

Three Months Ended

July 31, 2004	July 31, 2003

Interest on debt obligations	$8,191	$7,701
Amortization of deferred financing costs	738	786
Foreign exchange loss from operating activities and working capital revaluation	193	94
Foreign exchange loss on debt repayment	—	630
Foreign exchange loss on revaluation of long-term debt	37	—
Foreign exchange gain on foreign currency agreement	—	(2,251)
Other	134	(78)

Total	$9,293	$6,882

10.    Restructuring and debt settlement costs

a) Restructuring costs

During the three months ended July 31, 2004, the Company incurred restructuring costs of $0.8 million (after tax $0.5 million) in connection with the examination and evaluation of its organizational structure and operations outside of those examined in the prior fiscal year. These restructuring costs relate to general organization restructure planning and relocation of the Company’s head office to Vancouver, Canada. Restructuring costs were comprised of severance, termination, relocation, consulting and other associated incremental costs directly associated with these activities. Of the $0.8 million incurred to date, $0.2 million relates to severance and termination. The total estimated costs to be incurred related to general organization restructure planning and relocation of the Company’s head office is approximately $5.0 million and will be incurred over a number of future periods. Additional restructuring costs that may be incurred in relation to other operations and activities are not yet determinable because specific plans, timing and approvals have not yet been determined or obtained at this time.

During the three months ended July 31, 2003 the Company incurred $1.3 million ($0.9 million after tax) in costs in connection with the consolidation of its European operations and other related activities. The composition of such restructuring costs is similar to that incurred during the current quarter in relation to other operations. The consolidation of European operations was complete as of April 30, 2004 with no additional costs incurred during the three months ended July 31, 2004.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three month period ended July 31, 2004:

Restructuring accrued May 1, 2004	$1,833
Additional restructuring cost accrued during the period	409
Restructuring cost paid during the period	(502)

Restructuring accrued July 31, 2004	$1,740

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.    Restructuring and debt settlement costs (cont’d)

b) Debt settlement costs

During the quarter ended July 31, 2004, the Company incurred $1.4 million (after tax, $0.9 million) of debt settlement costs in connection with the redemption in May and July 2004 of €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining 11¾% senior subordinated notes. Additionally, in June 2004, the Company redeemed the remaining $10.4 million of its 8% subordinated debentures. The debt settlement costs during the quarter were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

11.    Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares
	000’s
	As at,

	July 31,	April 30,	July 31,
	2004	2004	2003

Issued:
Class A subordinate voting shares	18,399	18,378	17,921
Class B multiple voting shares	2,940	2,940	2,955
Ordinary shares	11,000	11,000	11,000

Class A subordinate voting shares that would be issued upon conversion of the following:

Class B multiple voting shares	2,940	2,940	2,955
Share options	1,404	1,425	1,967
Convertible debt	690	690	690

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.    Capital stock (cont’d)

Consideration
000’s
As at,

July 31,	April 30,	July 31,
2004	2004	2003

Class A subordinate voting shares	$222,130	$221,532	$218,209
Class B multiple voting shares	18,719	18,719	18,815
Ordinary shares	33,000	33,000	33,000
Share loan	(33,000)	(33,000)	(33,000)
Class A subordinate voting share employee purchase loans	(1,688)	(1,823)	—

	$239,161	$238,428	$237,024

Contributed surplus	$3,291	$3,291	$3,432

12.    Per share information

	Three Months Ended July 31, 2004

		Weighted
		average
		number of	Net
	Net	shares	earnings per
	earnings	(000’s)	share

	$22,343	21,320
Shares as security for Class A subordinate voting share employee purchase loans	—	(368)

Basic	22,343	20,952	$1.07

Effect of potential dilutive securities:

Share options	—	910
Convertible debt	96	690
Shares as security for Class A subordinate voting share employee purchase loans	—	368

Diluted	$22,439	22,920	$0.98

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.    Per share information (cont’d)

Three Months Ended July 31, 2003

Weighted
average
	number of	Net
Net	shares	earnings per
earnings	(000’s)	share

Basic	$13,731	20,871	$0.66

Effect of potential dilutive securities:

Share options	—	936
Convertible debt	119	690

	13,850	22,497
Anti-dilutive impact

Share options	—	97

Diluted	$13,850	22,594	$0.61

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 11 million ordinary shares outstanding at July 31, 2004 and at April 30, 2004, all of which are owned by the Company’s majority shareholder (See Note 11). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

13.    Share option plan

Effective May 1, 2003, the Company began expensing share-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to share options issued on or after May 1, 2003. There was no impact on the financial results for the three months ended July 31, 2004 and July 31, 2003 as a result of adopting this accounting policy change, as no new share options were granted during these periods.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to certain share options granted in fiscal 2003 upon adoption of the new stock-based compensation standards May 1, 2002. There was no impact on the pro-forma earnings for the three month period ended July 31, 2004 as all share options granted in fiscal 2003 had vested as at April 30, 2004.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.    Share option plan (cont’d)

	Three Months Ended

	July 31,	July 31,
	2004	2003
Net earnings
As reported	$22,343	$13,731
Share-based employee compensation expense determined under fair value based method	—	(60)

Pro-forma	$22,343	$13,671

Basic earnings per share
As reported	$1.07	$0.66
Pro-forma	1.07	0.66

Diluted earnings per share
As reported	$0.98	$0.61
Pro-forma	0.98	0.61

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

As at July 31, 2004 total outstanding options were 1,404,372 (July 31, 2003 - 1,967,040). At July 31, 2004 all of the share options outstanding were exercisable (July 31, 2003 - 1,781,679). The weighted average exercise price of the total outstanding options at July 31, 2004 was $14.22 compared to $13.66 at July 31, 2003.

14.    Related party transactions

a)	During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinated voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $180,000 (2003 - $175,000), including amortization of the above noted discount, was recorded on the loan during the three month period ended July 31, 2004.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.    Related party transactions (cont’d)

b)	The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $143,000 (2003 - $159,000) were incurred with these companies during the three month period ended July 31, 2004 and 2003. These transactions were recorded at their exchange amounts.

c)	During the three month period ended July 31, 2004, $189,000 (2003 - $99,000) was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

d)	During fiscal 2004, construction began on a new hangar facility in Vancouver, Canada. The facility is being constructed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. As at July 31, 2004, $2.7 million (2003 - $0.2 million) was paid to this subsidiary with such amount being capitalized to fixed assets and was recorded at its exchange amount. Such subsidiary will also receive a fee of $500,000 for managing the construction of the building.

e)	From May 1, 2004 to July 31, 2004 the Company recorded $14.9 million in revenue from ACN, in which the Company has a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

15.    Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leasees have terms expiring between 2005 and 2012. The Company’s exposure under the asset value guarantees and junior loans is approximately $27.0 million at July 31, 2004 compared to $25.5 million at April 30, 2004. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

16.    Subsequent event

In August 2004, the Company announced that it had acquired all outstanding shares of Multifabs Survival Ltd. ("Multifabs") an Aberdeen based company specializing in the production of cold-water survival suits for military forces, emergency services and offshore oil and gas transportation companies around the world. Multifabs was acquired for a cash payment of $17.0 million, including all outstanding debt.

17.    Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended

	July 31,	July 31,
	2004	2003
	(Unaudited)	(Unaudited)

Net earnings according to Canadian GAAP	$22,343	$13,731
Pre-operating expenses	(301)	341
Gain on sale of assets/amortization expense	(14)	(10)
Ineffective portion of net investment hedge	—	(6,902)
Effect of foreign currency indemnity agreements	(138)	(1,506)
Effect of currency swaps	(3,466)	—
Effect of revaluation of U.S. debt	6,225	—
Effect of equity forward price agreement	707	—
Internal-use software expenses	(94)	(52)
Effect of asset value guarantees	(144)	—
(Increase) decrease in income tax expense	(203)	1,534
Other	30	—

Net earnings according to U.S. GAAP	24,945	7,136
Other comprehensive earnings, net of income tax:
Foreign currency translation adjustment	(22,274)	(17,329)
Ineffective portion of net investment hedge	—	5,535
Minimum pension liability adjustment	(19,860)	29,063
Interest rate swap adjustment	—	1,126
Foreign currency cash flow hedge adjustment	(902)	—
Fair value adjustment of available-for-sale securities	206	—

Comprehensive (loss) earnings according to U.S. GAAP	$(17,885)	$25,531

Earnings per share according to U.S. GAAP
Basic	$1.19	$0.34

Diluted	$1.09	$0.32

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the three months ended July 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.    Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the July 31, 2004 balance sheet are listed below:

•	Property and equipment would increase by $1.7 million to record acquisition and amortization differences.
•	Long-term investments would increase by $0.3 million to adjust available-for-sale securities to fair market value.
•	Other assets would decrease by $28.0 million to recognize the fair value impact of an aircraft lease guarantee, deferred startup cost adjustment and minimum pension liability adjustment on net earnings.
•	Future income tax assets would decrease by $0.5 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.
•	Other liabilities would increase by $12.9 million to recognize the minimum pension liability, and foreign currency translation adjustments related to currency swaps recorded in comprehensive earnings as well as the fair value impact of forward foreign currency contracts, lease guarantees, foreign currency indemnity agreements, and equity forward price agreements on net earnings and retained earnings.
•	Future tax liability would decrease by $16.8 million due to tax effect adjustments to net earnings and comprehensive income under U.S. GAAP.
•	Accumulated other comprehensive earnings would be recorded at $(53.0) million under U.S. GAAP for foreign currency translation, minimum pension liability, interest rate swap adjustments, currency swap adjustments, the impact of the ineffective portion of the net investment hedge, foreign currency cash flow hedge adjustments and the fair-value adjustment of available-for-sale securities.
•	Retained earnings would be decreased by $0.7 million to reflect the cumulative net effect of Canadian and U.S. GAAP differences.

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